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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.   X  )*
                                           -----


                       Telco Communications Group, Inc.
         -------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   879205 10
                   -----------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 Pages

-----------------------                                  ---------------------
  CUSIP NO. XXXXXXXXX                   13G                PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Gold & Appel Transfer, S.A.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      British Virgin Islands

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            6,232,403

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             6,232,403

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      6,232,403

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      19.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 2 of 5 Pages

     This Schedule 13G is being filed pursuant to Rule 13d-1(c) of the Securities Exchange Act of 1934. Gold & Appel Transfer, S.A. acquired its entire interest in Telco Communications Group, Inc. (the "Issuer") prior to the commencement of the initial public offering of the Issuer's common stock and the registration of its common stock under Section 12(g) of the Securities Exchange Act of 1934. Since consummation of the public offering, Gold & Appel has retained ownership of 19.0% of the outstanding shares of the Issuer's common stock.

ITEM 1(a).      NAME OF ISSUER:

                Telco Communications Group, Inc.

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                4219 Lafayette Center Drive
                Chantilly, Virginia 20151

ITEM 2(a).      NAME OF PERSON FILING:

                This statement is filed by Gold & Appel Transfer, S.A., a British Virgin Islands corporation ("Gold & Appel"), which is wholly owned by Iceberg Transport, S.A., a Panama corporation.

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                Gold & Appel's principal business office is located at Oman Hodge Building, Wickhams Cay, Road Town, Tortula, British Virgin Islands.

ITEM 2(c).      CITIZENSHIP:

                British Virgin Islands

ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

                Common stock, no par value ("Common Stock")

ITEM 2(e).      CUSIP NUMBER:

                879205 10

ITEM 3. Not applicable. The person filing does not fit into any of the categories in Item 3(a)-(h).

                               Page 3 of 5 Pages

ITEM 4.         OWNERSHIP

(a)& (b) Gold & Appel beneficially owns 6,232,403 shares of Common Stock, representing approximately 19.0% of the outstanding Common Stock, based on the outstanding shares as of October 31, 1996, as reported by the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission ("SEC") on November 14, 1996.

(c) Gold & Appel has the sole power to vote and dispose of 6,232,403 shares of Common Stock. Under the power-of-attorney dated January 6, 1995, executed by Gold & Appel and appointing thereunder Walt Anderson as Gold & Appel's attorney-in-fact (the "Power of Attorney"), Mr. Anderson has the authority and power, among other things, on Gold & Appel's behalf to buy, sell and trade public and private securities, including the Common Stock, and any other financial investments. A copy of the Power of Attorney is filed as Exhibit 1 to the Statement on Schedule 13D filed with the SEC by Gold & Appel with respect to the common stock of US Wats, Inc. on January 21, 1997, and is incorporated herein by this reference.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not applicable.

                               Page 4 of 5 Pages

ITEM 10.  CERTIFICATION.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:     February 14, 1997         Gold & Appel Transfer, S.A.,
                                    a British Virgin Islands corporation



                         By:  /s/ Walt Anderson (*)
                              -------------------------------------------
                              Walt Anderson, Attorney-in Fact for
                              Gold & Appel Transfer, S.A.

(*)Signed pursuant to the Power of Attorney described in response to Item 4(c) hereof and incorporated herein by reference to Exhibit 1 to the Statement on
Schedule 13D filed with the SEC by Gold & Appel with respect to the common stock of US Wats, Inc. on January 21, 1997.


                               Page 5 of 5 Pages